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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

1. Investment Company Act File Number:				Date examination completed:

811-04236				August 31, 2013
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

JPMorgan Trust II
4. Address of principal executive office (number, street, city, state, zip code):

270 Park Avenue, New York, NY 10017

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of JPMorgan Trust II:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each fund listed in Appendix A (each a separate fund of JPMorgan Trust II) (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of August 31, 2013. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2013, and with respect to agreement of security purchases and sales, for the period from our last examination date (as detailed in Appendix A), through August 31, 2013:

•	Reconciliation of all securities shown on the books and records of the Funds to the statements from J.P. Morgan Chase Bank, N.A. (the “Custodian”);

•	Count and inspection of all securities located in the vault of the Custodian at 4 Chase Metrotech Center, New York, NY 11245 without prior notice to management;

•	Confirmation of all securities of the Funds held at the Depository Trust Company and the Federal Reserve Bank of New York in book entry form and review of the reconciliation procedures performed by the Custodian at an omnibus level between the depositories and the books and records of the Custodian;

•	Confirmation of security positions held by the Custodian at foreign sub-custodians and review of the reconciliation procedures performed by the Custodian at an omnibus level between the foreign sub-custodians and the books and records of the Custodian;

•	Agreement of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Funds to broker confirmations or, where broker replies were not received, the application of alternative procedures; and

•	Confirmation of all repurchase agreements with brokers/banks or, where replies were not received, the application of alternative procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2013 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of JPMorgan Trust II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

New York, New York

August 8, 2014

2 of 3

Appendix A

Fund	Last Examination Date
JPMorgan Arizona Municipal Bond Fund	February 28, 2013
JPMorgan Core Bond Fund	February 28, 2013
JPMorgan Core Plus Bond Fund	February 28, 2013
JPMorgan Government Bond Fund	February 28, 2013
JPMorgan High Yield Fund	February 28, 2013
JPMorgan Limited Duration Bond Fund	February 28, 2013
JPMorgan Liquid Assets Money Market Fund	February 28, 2013
JPMorgan Michigan Municipal Bond Fund	February 28, 2013
JPMorgan Michigan Municipal Money Market Fund	February 28, 2013
JPMorgan Mortgage-Backed Securities Fund	February 28, 2013
JPMorgan Municipal Income Fund	February 28, 2013
JPMorgan Municipal Money Market Fund	February 28, 2013
JPMorgan Ohio Municipal Bond Fund	February 28, 2013
JPMorgan Ohio Municipal Money Market Fund	February 28, 2013
JPMorgan Short Duration Bond Fund	February 28, 2013
JPMorgan Short-Intermediate Municipal Bond Fund	February 28, 2013
JPMorgan Tax Free Bond Fund	February 28, 2013
JPMorgan Treasury & Agency Fund	February 28, 2013
JPMorgan U.S. Government Money Market Fund	February 28, 2013
JPMorgan U.S. Treasury Plus Money Market Fund	February 28, 2013
JPMorgan Equity Income Fund	June 30, 2013
JPMorgan Equity Index Fund	June 30, 2013
JPMorgan Intrepid Mid Cap Fund	June 30, 2013
JPMorgan Large Cap Growth Fund	June 30, 2013
JPMorgan Large Cap Value Fund	June 30, 2013
JPMorgan Market Expansion Enhanced Index Fund	June 30, 2013
JPMorgan Mid Cap Growth Fund	June 30, 2013
JPMorgan Multi-Cap Market Neutral Fund	June 30, 2013
JPMorgan Small Cap Growth Fund	June 30, 2013
JPMorgan Small Cap Value Fund	June 30, 2013
JPMorgan International Equity Index Fund	February 28, 2013
JPMorgan U.S. Real Estate Fund	February 28, 2013

3 of 3

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the funds listed in Appendix A (each a separate fund of JPMorgan Trust II) (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2013, and from the period from our last examination date (as detailed in Appendix A) through August 31, 2013.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2013, and from the period from our last examination date (as detailed in Appendix A) through August 31, 2013, with respect to securities reflected in the investment accounts of the Funds.

JPMorgan Trust II

By:	/s/ Joseph Parascondola
Mr. Joseph Parascondola Assistant Treasurer

August 8, 2014
Date

Appendix A

Fund	Last Examination Date
JPMorgan Arizona Municipal Bond Fund	February 28, 2013
JPMorgan Core Bond Fund	February 28, 2013
JPMorgan Core Plus Bond Fund	February 28, 2013
JPMorgan Government Bond Fund	February 28, 2013
JPMorgan High Yield Fund	February 28, 2013
JPMorgan Limited Duration Bond Fund	February 28, 2013
JPMorgan Liquid Assets Money Market Fund	February 28, 2013
JPMorgan Michigan Municipal Bond Fund	February 28, 2013
JPMorgan Michigan Municipal Money Market Fund	February 28, 2013
JPMorgan Mortgage-Backed Securities Fund	February 28, 2013
JPMorgan Municipal Income Fund	February 28, 2013
JPMorgan Municipal Money Market Fund	February 28, 2013
JPMorgan Ohio Municipal Bond Fund	February 28, 2013
JPMorgan Ohio Municipal Money Market Fund	February 28, 2013
JPMorgan Short Duration Bond Fund	February 28, 2013
JPMorgan Short-Intermediate Municipal Bond Fund	February 28, 2013
JPMorgan Tax Free Bond Fund	February 28, 2013
JPMorgan Treasury & Agency Fund	February 28, 2013
JPMorgan U.S. Government Money Market Fund	February 28, 2013
JPMorgan U.S. Treasury Plus Money Market Fund	February 28, 2013
JPMorgan Equity Income Fund	June 30, 2013
JPMorgan Equity Index Fund	June 30, 2013
JPMorgan Intrepid Mid Cap Fund	June 30, 2013
JPMorgan Large Cap Growth Fund	June 30, 2013
JPMorgan Large Cap Value Fund	June 30, 2013
JPMorgan Market Expansion Enhanced Index Fund	June 30, 2013
JPMorgan Mid Cap Growth Fund	June 30, 2013
JPMorgan Multi-Cap Market Neutral Fund	June 30, 2013
JPMorgan Small Cap Growth Fund	June 30, 2013
JPMorgan Small Cap Value Fund	June 30, 2013
JPMorgan International Equity Index Fund	February 28, 2013
JPMorgan U.S. Real Estate Fund	February 28, 2013